EXHIBIT 12

AMERICAN INTERNATIONAL GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Six Months		Three Months
	Ended June 30,		Ended June 30,

	2003	2002	2003	2002

Income before income taxes and minority interest	$6,354	5,726	$3,430	$2,767
Less — Equity income of less than 50% owned persons	49	47	19	23
Add — Dividends from less than 50% owned persons	6	11	3	9

	6,311	5,690	3,414	2,753
Add —
Fixed charges	2,060	1,904	1,038	901
Less —
Capitalized interest	22	29	10	14

Income before income taxes, minority interest and fixed charges	$8,349	$7,565	$4,442	$3,640

Fixed charges:
Interest costs	$1,971	$1,814	$994	$856
Rent expense*	89	90	44	45

Total fixed charges	$2,060	$1,904	$1,038	$901

Ratio of earnings to fixed charges	4.05	3.97	4.28	4.04

*	The proportion deemed representative of the interest factor.

      The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 6.99 and 6.05 for the second quarter and 6.62 and 6.26 for the first six months of 2003 and 2002, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.